4imprint Group plc

4 February 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
04.02.03	LSE Notification – Newton Investment Management Limited – shares disposed.

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

pp

Craig Slater
Finance Director

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk
Registered Office: 4imprint, Park 17, Moss Lane, Whitefield M45 8FJ Registered Number: 00177991

Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 576956

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	NEWTON INVESTMENT MANAGEMENT LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF 2 ABOVE	N/A

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
/	/	302,308	1.05

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13 P	04-02-03	04-02-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
4,656,253	16.22

14. Any additional information	15. Name of contact and telephone number for queries
/	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification

PP [signature] WATTS

CRAIG SLATER
COMPANY SECRETARY

Date of notification 4TH FEBRUARY 19 2003

Newton Management Limited

71 Queen Victoria Street
London EC4V 4DR
Telephone 0171 332 9000
Fax 0171 332 9033
Telex 291931 NEWTON G
www.newton.co.uk

Direct line 0171 653 2209

04 February 2003

The Company Secretary
4Imprint Group plc
Park 17
Moss Lane
Whitefield
M45 8FJ.

Fax No: 0161 272 4001
Original to follow by post

Dear Sir

COMPANIES ACT 1985 (Section 198). DISCLOSURE OF INTERESTS

4Imprint Group plc Ordinary £0.3846p Shares.

As a result of a take off dated 3 February 2003, Newton Investment Management Limited now has an interest in 4,656,253 shares which according to our records represents 16.22% of the issued share capital of 28,712,756

I hope this is information is sufficient for your purposes.

Yours faithfully

Paul Stacey